UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number 001-38294

TORM plc

Office 105, 20 St Dunstan’s Hill, London, United Kingdom, EC3R 8HL

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of TORM plc (the “Company”), dated July 15, 2024, announcing that the Company has (i) entered into an agreement to acquire eight second-hand MR vessels that are expected to be delivered during the third and fourth quarters of 2024 for a total consideration of $340 million, with a cash consideration of $238 million and the issuance of approximately 2.65 million shares; and (ii) sold one 2006-built MR tanker vessel for cash consideration of $23.3 million expected for delivery in the third quarter of 2024.

The information contained in this Report on Form 6-K, excluding the commentary of Jacob Meldgaard, is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-261514) that was filed with the U.S. Securities and Exchange Commission effective December 22, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TORM PLC

Dated: July 15, 2024

	By:	/s/ Jacob Meldgaard
Jacob Meldgaard
Executive Director and Principal Executive Officer